Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

09047472

1st December 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SEC Mail
Mail Processing
Section
DEC 08 2009
Washington, DC
109

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  November 6th; 10th; 23rd; 24th; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

12/11

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 November 2009 13:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1320C
William Hill PLC
06 November 2009

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

William Hill launches £300m debut corporate bond

6 November 2009

William Hill PLC (William Hill or the Group) (LSE:WMH), a leading betting and gaming company, has today launched its debut corporate bond with institutional investors to raise approximately £300m from the issuance of guaranteed bonds (the Bonds).

The issue of the seven-year Bonds is part of the Group's previously stated strategy to diversify its debt facilities and maturities following the refinancing of its bank debt earlier in 2009. William Hill intends to use the net proceeds of the Bonds to pay down existing bank debt, further strengthening its sound balance sheet by diversifying its sources of debt funding. The Bonds will be issued with a coupon of 7.125% in an aggregate principal amount of £300m discounted to yield 7.25% to maturity. The Bonds are expected to be issued on or about 12 November 2009.

Following the issue of the Bonds, William Hill's revised debt profile would be as follows:

	Previous profile	New profile
Bank facility maturing February 2011	£50m	-
Bank facility maturing July 2011	£250m	-
Bank facility maturing March 2012	£538.5m	£538.5m
Bonds maturing November 2016	-	£300m
Total facilities	**£838.5m**	**£838.5m**

As at 30 June 2009, William Hill's net debt for covenant purposes was £636.7m. On 27 October 2009, Moody's and Standard & Poor's issued corporate ratings on William Hill of Ba1 stable and BB+ stable, respectively.

William Hill's guidance for income statement average interest costs for 2009 and 2010 are unchanged as a result of the bond issue. Following the issue of the Bonds, a portion of the Group's legacy hedging arrangements will be ineffective. This is expected to lead to an exceptional charge to the income statement in 2009, currently estimated to be around £16-19m, as the ineffective portion of the hedging is de-designated.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds.

Any investment decision made in connection with the Bond issue MUST be based solely on the information contained in the final Prospectus. The final Prospectus for the Bonds is expected to be approved by the UK Listing Authority on or around 10 November 2009 and will be available to view via the Group's corporate website at www.williamhillplc.co.uk, at the registered offices of William Hill PLC (Greenside House, 50 Station Road, London N22 7TP), via the FSA's website and via the Regulatory Information Service.

Please note that the information contained in the Prospectus for the Bonds may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside those countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

THE SECURITIES REFERRED TO IN THIS DOCUMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE SECURITIES ACT) OR UNDER THE SECURITIES LEGISLATION OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OTHER THAN PURSUANT TO AN

EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE ISSUER OF THE BONDS DOES NOT INTEND TO MAKE A PUBLIC OFFER OF SECURITIES IN THE UNITED STATES OR TO REGISTER ANY SECURITIES UNDER THE SECURITIES ACT.

Stabilisation in respect of the Bonds may be conducted in accordance with FSA and ICMA Rules all as more fully described in the Prospectus.

-ends-

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

IODCKAKBNBDDQDK

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 10 November 2009 10:59

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2669C
William Hill PLC
10 November 2009

Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 10 November 2009 for the issue of £300,000,000 7.125 per cent. Guaranteed Notes due 2016 issued by William Hill PLC, unconditionally and irrevocably guaranteed by William Hill Organization Limited

The Prospectus has been filed with the UK Listing Authority. To view the full document, please follow the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2669C_1-2009-11-10.pdf

For further information, please contact:

Thomas Murphy
William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in

the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

PDIURVRRKNRAAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 November 2009 13:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9336C
William Hill PLC
23 November 2009

William Hill analyst and investor day

23 November 2009

William Hill PLC (William Hill or the Group) (LSE: WMH), a leading betting and gaming company, is holding an analyst and investor event on Wednesday 25 November at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2.

The schedule for the event is as follows:

11.00 am	Coffee	
11.30 am	Presentations	Ralph Topping, CEO - Strategy Ian Chuter, Group Director of Operations - Retail David Steele, Corporate Services Director - Regulation and Government Affairs
12.50 pm	Lunch break	
1.30 pm	Presentations	Henry Birch, CEO, William Hill Online - William Hill Online strategy Jamie Hart, Sportsbook and Trading Director, William Hill Online - Sportsbook
3.00 pm	Close	

The presentations will not include any update on the Group's current trading position.

For those unable to attend in person, a video webcast and conference call are being provided. The webcast can be accessed via www.williamhillplc.co.uk. The dial-in details for the conference call are:

Meeting title: William Hill Analyst and Investor Day
Freephone number for the UK: 0800 634 5205
International telephone number: +44 (0) 20 8817 9301

-ends-

Enquiries:

William Hill PLC
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

MSCCKNKNNBDDADB

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 24 November 2009 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9587C
William Hill PLC
24 November 2009

William Hill appoints Group Finance Director and Brand & Marketing Director

24 November 2009

William Hill PLC (William Hill or the Company) (LSE: WMH) announces the appointment of a new Group Finance Director and the appointment of a Brand & Marketing Director to a newly created role.

Group Finance Director

After almost four years with William Hill, Simon Lane, the current Group Finance Director, has decided that he wants to seek a fresh challenge to develop his career. Following the successful refinancing, rights issue and the completion of the recent bond issue, the Board was in a position to progress its review of candidates and has been pleased to select Neil Cooper.

Neil Cooper, 42, will be appointed to the Board of William Hill as Group Finance Director in 2010. He is currently Group Finance Director of Bovis Homes Group PLC (Bovis Homes), where his role encompasses external and management reporting, financing and treasury, IT, Internal audit and investor relations. He joined Bovis Homes in 2007 after an eight-year career with Whitbread plc in various finance roles across a range of businesses. Prior to that, he was a consultant for PricewaterhouseCoopers' management consultancy

practice and qualified as a Management Accountant with Reckitt & Colman plc (now Reckitt Benckiser).

Neil Cooper's joining date will be confirmed in due course. Simon Lane will be remaining with the Company for the time being to ensure a smooth transition.

Brand & Marketing Director

Kristof Fahy, 39, is appointed to a new senior management position of Brand & Marketing Director, reporting to Chief Executive, Ralph Topping. He will be responsible for development and control of the William Hill brand across all the channels in which the business operates. Mr Fahy has had a 17-year career in marketing and brand communication, most recently as VP, International Marketing for Yahoo! Inc., Prior to that, he was Brand Marketing Director for Europe, the Middle East and Africa at Blackberry, and spent five years with Orange, latterly as Head of Brand, Planning and Advertising for Orange UK. He will join William Hill in early January 2010.

Charles Scott, Chairman of William Hill, commented:

"On behalf of the Board, I would like to thank Simon for his important contribution to William Hill, including his significant efforts in helping to make our balance sheet much stronger during 2009. We wish him every success in his future career. We are delighted that Neil has agreed to join the Board of William Hill. He has highly relevant experience, both in the leisure sector and in terms of managing the financial aspects of a complex, multi-site business."

Ralph Topping Chief Executive Officer, added:

"We are also delighted to welcome Kristof as the latest appointment in our continuing development of the senior management team. His specialist marketing and branding expertise, together with his online and communications industries experience, will be invaluable as we look to capitalise on the strength of William Hill's 75-year heritage, both online and offline."

-ends-

Enquiries:

William Hill PLC
Charles Scott, Chairman
Ralph Topping, Chief Executive
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

BOABJBPTMMMTBFL

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 November 2009 10:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2780D
William Hill PLC
30 November 2009

30 November 2009

WILLIAM HILL PLC

DIRECTOR DECLARATION

William Hill PLC announced on 24 November 2009 the appointment of Neil Cooper as Group Finance Director in 2010.

Other than Neil Cooper's directorship of Bovis Homes Group PLC, there are no other details to be disclosed in respect of him pursuant to Listing Rule 9.6.13R.

Enquiries:

Lyndsay Wright, Head of Investor Relations	Tel: 020 8918 3600

END

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